WATAIRE INTERNATIONAL, INC.
21900 Burbank Blvd., 3rd Floor
Woodland Hills, CA 91367

January 28, 2010

Securities and Exchange Commission
Washington, D.C. 20549

RE: 	Wataire International, Inc.
	SEC Comment Letter dated December 29, 2009
        Preliminary Proxy Statement on Schedule 14C
        Filed December 2, 2009
	File No. 0-25335

Dear Sir/Madam:

	We are submitting herein the responses of Wataire International, Inc. (the "Company") to the comments set forth in your comment letter dated December 29, 2009 on the captioned filing (the "Preliminary Proxy Statement") under the Securities Exchange Act of 1934, as amended.

	The Company has filed, concurrently with the filing of this correspondence, an amended Preliminary Proxy Statement on Schedule 14A (the "Amended Preliminary Proxy Statement").

Preliminary Proxy Statement on Schedule 14C

Principal Stockholders, page 2

1. Schedule 13D Filing for Robert Rosner. An amended Schedule 13D was not filed by Mr. Rosner with respect to the issuance to him of convertible subordinated debentures and warrants in September 2009 due to the lack of authorized shares of common stock available for conversion of the debentures and exercise of the warrants. A footnote has been added to the beneficial ownership table showing the change to Mr. Rosner's beneficial ownership, assuming the availability of a sufficient number of authorized shares for conversion of his debentures and exercise of his warrants.


2. Beneficial Ownership Table. At the date of filing of the Preliminary Proxy Statement, there were no authorized shares available for conversion of the $200,000 principal amount of convertible subordinated debentures; upon the increase in authorized shares, the conversion of the debentures would result in approximately
130,000,000 shares of common being outstanding. At that point in time, no individual debenture holder of the three holders of the $200,000 in debentures would own over 5% of the outstanding, since they each subscribed for an approximately equal portion of the $200,000.

3.	Ecosafe Control Persons. The control persons of Ecosafe Innotech
Inc. are Nand Shankar-Director/President, -Max Weissengruber-
Director, Ron Moodie-Director, -Mark Mizolek-Director.

4.	Change of Control Delay Potential. The disclosure in the Amended
Preliminary Proxy Statement concerning the effects of increase in the authorized number of shares has been expanded as requested by the comment.
5.	Additional Disclosures Required re Authorization of Conversion
Shares. The additional disclosures required by Item 11 of Schedule
14A are included in the Amended Preliminary Proxy Statement.

6.	Reconciliation of Preliminary Proxy Statement with Form 8-K. The number of shares shown in the Preliminary Proxy Statement has been changed to 30,543,100 as of December 31, 2009.

7.	Payments Table for 2005 Convertible Debentures. The following table would set forth the information called for with respect to payments in connection with the convertible notes in response to comment #7.




Payments and Net Proceeds in Connection with 2009 Convertible Debentures


		Gross		Payments to		    Net Proceeds
		Proceeds	Placement     Payments to   to Company
Offering	of Offering	Agent	      Others	    from Offering

2009
Convertible
Note		$304,534	$0.00	      $0.00	    $304,534




8.	Conversion Discount Table for 2009 Convertible Debentures. The
following table would set forth the information called for with respect to conversion discounts and possible profits in connection with the 2009 convertible notes in response to comment #8.




Possible Conversion Discounts and Total Possible Profit That May be Received by Holders of 2009 Convertible Debentures


				Total
				Possible
Market				Number of
Price per			Shares of
Share of			Common Stock
the Common			Underlying
Stock				Convertible
Underlying	Conversion	Notes		Combined
the		Price per	(Assuming no	Market
convertible	Share of	interest	Price of
Notes on 	Underlying	payments and	Total
the Initial	Common		complete 	Number of
Date of		Stock as	conversion	Shares
Sale 		of 		throughout	Underlying
(September	September	term of		Convertible
14, 2009)	14, 2009	note) (2)	Notes (1)

$0.017		$0.01		30,543,100	$641,405.10



						Combined
						Total
						Possible
						Profit
						to be
						Realized
						as a Result
Total Possible					of
Shares the Holders				Discounts on
of the Convertible		Total		the
Notes may receive		Possible	Conversion
and Combined			Discount to	Price of
Conversion Price of		Market		Common Stock
Total Number of			Price as of	underlying
Shares of Common		the Date of	Convertible
Stock Underlying		Sale of the	Notes (2)
the Convertible			Convertible
Notes (2) (3)			Notes

30,543,100/$305,431		$213,803.70	$335,974.10



(1) Based on the closing price for the Company's Common Stock on December 31, 2009 of $0.021 per share. The holders of the Convertible Debentures are entitled to, at any time or from time to time, convert the outstanding principal of and unpaid interest on the Debentures into shares of Common Stock, at a conversion price for each share of Common Stock (the "Conversion Price") equal to $0.01.

(2) Based on the closing price for the Company's Common Stock on December 31, 2009.

(3) Interest payments calculated through December 31, 2009. Based on the total principal and accrued interest to December 31, 2009, all other conditions as outlined in note 1.


9. Conversion Discount and Combined Discount and Possible Profit Tables for Other Derivative Securities. The Company has no other outstanding classes of derivative securities that were issued or are convertible at a potential discount from market.

10. Proceeds and Payments in Convertible Note Transactions. The gross and net proceeds and other information requested by this comment as to the September 2009 convertible notes are disclosed in the tables furnished in response to comments #'s 7&8.

Form 8-K, filed September 18, 2009

11. Form 8-K Exhibits. The disclosures in the September 18, 2009 Current Report on Form 8-K have been expanded in a January 15, 2010 Form 8-K, which includes the forms of the September 2009 convertible notes and subscription agreements as Exhibits.


       The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

	The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

WATAIRE INTERNATIONAL, INC.

By: /s/ Robert Rosner
Robert Rosner
Chief Executive Officer